ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

July 7, 2010	Timothy F. Cormier
(617) 951-7747
timothy.cormier@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	PNC Long-Short Fund LLC Definitive 14A (Registration Nos. 333-128729 and 811-21258) and PNC Long-Short TEDI Fund LLC Definitive 14A (Registration Nos. 333-128731 and 811-21819)

Dear Mr. Ganley:

I am writing on behalf of PNC Long-Short Fund LLC (the “Long-Short Fund”) and PNC Long-Short TEDI Fund LLC (the “Long-Short TEDI Fund” and, together with the Long-Short Fund, the “Funds” and each a “Fund”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided on July 2, 2010 to the preliminary proxy statements (the “Preliminary Proxy Statements”) filed on June 22, 2010, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, relating to the Funds’ August 31, 2010 special meeting of members of the Funds. The Funds appreciate the opportunity to respond to your comments. Each comment is repeated below, followed by the Funds’ response. Certain defined terms used herein have the meaning set forth in the Preliminary Proxy Statements.

Comments

1.	Comment: Under the section “Board Approval of New Advisory Agreement,” please remove all performance information, as the performance as presented does not comply with the guidance provided by the Staff in Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996).

Response: The performance information has been removed, as requested.

2.	Comment: Under the section “Board Approval of New Advisory Agreement,” please discuss all factors regarding the basis for the Board of Directors’ recommendation of the new investment advisory agreement, as required by Item 22(c)(11) of Rule 14(a)(101) under the Securities Exchange Act of 1934, as amended. If the Board did not consider all factors listed in Item 22(c)(11), explain in the Board approval discussion why the Board believes the omitted factors were not relevant to their decision.

Response: A further discussion of the factors required by Item 22(c)(11) regarding the basis for the Board of Directors’ recommendation of the new investment advisory agreement has been added to the “Board Approval of New Advisory Agreement” section, as requested.

3.	Comment: Please disclose in the proxy statement, if applicable, that the fee to be paid to Robeco Investment Management, Inc. under the new investment advisory agreement will be identical to the fee paid under the prior investment advisory agreement.

Response: The Funds note that this information is contained in the sections “Proposal 1 – Approval of New Investment Advisory Agreement with Robeco Investment Management, Inc.” and “Board Approval of New Advisory Agreement.” In addition, the following disclosure has been added to the section “New Advisory Agreement – Compensation Paid to the Adviser”: The New Advisory Agreement contains substantially the same terms and conditions as the Advantage Agreement and provides for the same services at the same fees as such agreement.

As requested, we acknowledge the following: (i) the Funds are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Please direct any questions you may have with respect to this filing to me at (617) 951-7747.

Very truly yours,

/s/ Timothy F. Cormier

Timothy F. Cormier